Exhibit 99.2

SPROTT PHYSICAL GOLD TRUST
Trust Units

Controlled Equity OfferingSM

Sales Agreement

May 6, 2016

Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022

Ladies and Gentlemen:

Sprott Physical Gold Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”) and managed by Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), each confirm their agreement (this “Agreement”) with Cantor Fitzgerald & Co. (the “Agent”), as follows:

1.            Issuance and Sale of Units.  The Trust agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent units of the Trust (the “Placement Units”); provided, however, that in no event shall the Trust issue or sell through the Agent such number or dollar amount of Placement Units that (a) exceeds the number or dollar amount of Units registered pursuant to the effective Registration Statement (as defined below) pursuant to which the offering will be made, (b) exceeds the number of authorized but unissued Units or (c) exceeds the number or dollar amount of Units for which the Trust has filed a Prospectus (defined below) (the lesser of (a), (b) and (c), the “Maximum Amount”).  Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 and Section 9.1 of National Instrument 44-102 Shelf Distributions (“NI 44-102”) on the amount of Placement Units issued and sold under this Agreement shall be the sole responsibility of the Trust and that the Agent shall have no obligation in connection with such compliance, provided that the Agent shall not sell Units in excess of the amount set forth in any Placement Notice.  The issuance and sale of Placement Units through the Agent will be effected pursuant to the Registration Statement (as defined below) filed by the Trust with the United States Securities and Exchange Commission (the “Commission”) on April 22, 2014, which Registration Statement became effective upon filing, although nothing in this Agreement shall be construed as requiring the Trust to use the Registration Statement to issue Units.  The units of the Trust are hereby referred to as the “Units.”

The Trust is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and NI 44-102 (the “Shelf Procedures”), in connection with a distribution of the Units in each of the Canadian Qualifying Jurisdictions (as defined below) to file a prospectus in the form of a short form base shelf prospectus.  A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to $1,500,000,000 of Units (the “Shelf Securities”) have been filed with the Ontario Securities Commission (the “OSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities (as applicable, the “Canadian Securities Commissions”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt (the “Preliminary Receipt”) has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions

(collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus in the form heretofore delivered to the Agent or available through EDGAR or SEDAR (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt (the “Final Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Agent or available through EDGAR or SEDAR (together with all documents filed in connection therewith and all documents incorporated by reference therein).  No other document to be incorporated by reference therein has been filed with the OSC as principal regulator and or with any of the other Canadian Securities Commissions except for any documents heretofore delivered to the Agent or available through EDGAR or SEDAR; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Units) has been issued by the OSC or any other Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the best of the Trust’s knowledge and the Manager’s knowledge, threatened by the OSC or any other Canadian Securities Commission (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which a receipt has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called the “Canadian Basic Prospectus”).  The final prospectus supplement relating to the offering of the Units to be filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 7(w) hereof, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Final Prospectus”.  As used herein, the terms “Canadian Basic Prospectus” and “Canadian Final Prospectus” shall include the documents, if any, incorporated by reference therein.

The Trust has filed with the Commission a registration statement on Form F-10 (File No. 333-195434) relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Trust Form F-X”) relating to the registration statement, and the Trust has caused RBC Investor Services Trust (“RBC Investor Services”) to prepare and file with the Commission an appointment of agent for service of process on Form F-X (an “Agent Form F-X”); there are no reports or other information that in accordance with the requirements of the OSC or the Canadian Securities Commissions must be made publicly available in connection with the offering of the Units that have not been made publicly available as required; there are no documents required to be filed with the OSC or the Canadian Securities Commissions in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses (as hereinafter defined) or to be filed or incorporated by reference as exhibits to the Registration Statement (as defined below) that are not described, referred to or filed or incorporated by reference as required.  The Trust may file one or more additional registration statements from time to time that will contain a Basic Prospectus (as defined below) and related prospectus, if applicable (which shall be a Prospectus (as defined below)), with respect to the Placement Units.   The registration statement on Form F-10 as amended to the date of this Agreement, including the information (if any) deemed to be a part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”.  For purposes of this Agreement, “Prospectus” means the final prospectus supplement relating to the offering of the Placement Units, together with the Basic Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 7(w) hereof.  As used herein, the terms “Registration Statement”, “Basic Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Basic Prospectus and the Basic Prospectus shall include any document subsequently filed by the Trust pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein.  As used herein, “Basic Prospectuses” shall mean, collectively, the Canadian Basic Prospectus and the Basic Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the Prospectus.

2.            Placements.  Each time that the Manager, on behalf of the Trust, wishes to issue and sell Placement Units hereunder (each, a “Placement”), the Manager will notify the Agent by email notice (or other method mutually agreed to in writing by the parties) of the number of Placement Units, the time period during which sales are requested to be made, any limitation on the number of Placement Units that may be sold in any one day and any minimum price below which sales may not be made (a “Placement Notice”), the form of which is attached hereto as Schedule 1.  The Placement Notice shall originate from any of the individuals from the Manager set forth on Schedule 3 (with a copy to each of the other individuals from the Manager listed on such schedule), and shall be addressed to each of the individuals from the Agent set forth on Schedule 3, as such Schedule 3 may be amended from time to time.  The Placement Notice shall be effective unless and until (i) the Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Units thereunder have been sold, (iii) the Manager, on behalf of the Trust, suspends or terminates the Placement Notice or (iv) this Agreement has been terminated under the provisions of Section 12.  The amount of any discount, commission or other compensation to be paid by the Trust, or the Manager, on behalf of the Trust, to the Agent in connection with the sale of the Placement Units shall be calculated in accordance with the terms set forth in Schedule 2.  It is expressly acknowledged and agreed that neither the Manager, on behalf of the Trust, nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Units unless and until the Manager, on behalf of the Trust, delivers a Placement Notice to the Agent and the Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.  In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.            Sale of Placement Units by Agent.  Subject to the provisions of Section 5(a), the Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable U.S. state and federal laws, rules and regulations and, if applicable, the rules of NYSE Arca (the “NYSE” and, together with the Toronto Stock Exchange (the “TSX”), the “Exchanges”), to sell the Placement Units up to the amount specified, and otherwise in accordance with the terms of such Placement Notice.  The Agent will provide written confirmation to the Manager and the Trust no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Units hereunder setting forth the number of Placement Units sold on such day, the compensation payable by the Trust to the Agent pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Trust, with an itemization of the deductions made by the Agent (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales.  Subject to the terms of the Placement Notice, the Agent may sell Placement Units by any method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102, including, without limitation, sales made directly on the NYSE, on any other existing trading market for the Units in the United States or to or through a market maker in the United States.  With the prior written consent of the Manager, on behalf of the Trust, which may be provided in the terms of a Placement Notice, the Agent may also sell Placement Units in privately negotiated transactions in the United States. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agent agrees that in no event will it or any of its affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Units if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act.

“Trading Day” means any day on which the Units are traded on the NYSE.  During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agent agrees that in no event will it or any of its affiliates sell Placement Units on the TSX or to any person it knows to be a Canadian resident.

4.            Suspension of Sales.  The Manager, on behalf of the Trust, or the Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 3, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 3), suspend any sale of Placement Units (a “Suspension”); provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Units sold hereunder prior to the receipt of such notice.  While a Suspension is in effect any obligation under Sections 7(l), 7(m), and 7(n) with respect to the delivery of certificates, opinions, or comfort letters to the Agent, shall be waived, provided, however, that such waiver shall not apply for the Representation Date (defined below) occurring on the date that the Trust files its Annual Report on Form 40-F.  Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 3 hereto, as such Schedule may be amended from time to time.

5.            Sale and Delivery to the Agent; Settlement.

(a)            Sale of Placement Units. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon the Agent’s acceptance of the terms of a Placement Notice, and unless the sale of the Placement Units described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Placement Units up to the amount specified, and otherwise in accordance with the terms of such Placement Notice.  The Manager, on behalf of the Trust, acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling Placement Units, (ii) the Agent will incur no liability or obligation to the Trust or any other person or entity if it does not sell Placement Units for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Placement Units as required under this Agreement and (iii) the Agent shall be under no obligation to purchase Placement Units on a principal basis pursuant to this Agreement, except as otherwise agreed by the Agent and the Manager, on behalf of the Trust.

(b)            Settlement of Placement Units. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Units will occur on the third (3rd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”).  The Agent shall notify the Manager of each sale of Placement Units no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Units hereunder.  The amount of proceeds to be delivered to the Trust on a Settlement Date against receipt of the Placement Units sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Agent, after deduction for (i) the Agent’s commission, discount or other compensation for such sales payable by the Trust pursuant to Section 2 hereof, and (ii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(c)             Delivery of Placement Units.  On or before each Settlement Date, the Manager, on behalf of the Trust, will, or will cause its transfer agent to, electronically transfer the Placement Units being sold by crediting the Agent’s or its designee’s account (provided the Agent shall have given the Manager written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradable, transferable, registered Units in good deliverable form.  On each Settlement Date, the Agent will deliver the related Net Proceeds in same day funds to an account designated by the Manager on, or prior to, the Settlement Date.  The Manager, on behalf of the Trust, agrees that if the Trust, or the Trust’s transfer agent (if applicable), defaults in its obligation to deliver Placement Units on a Settlement Date, the Manager, on behalf of the Trust, agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10(a) hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Manager, on behalf of the Trust, or its transfer agent (if applicable) and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

(d)            Denominations; Registration.  Certificates for the Placement Units, if any, shall be in such denominations and registered in such names as the Agent may request in writing at least one full Business Day (as defined below) before the Settlement Date.  The certificates for the Placement Units, if any, will be made available by the Manager, on behalf of the Trust, for examination and packaging by the Agent in The City of New York not later than noon (New York time) on the Business Day prior to the Settlement Date.

(e)            Limitations on Offering Size.  Under no circumstances shall the Manager, on behalf of the Trust, cause or request the offer or sale of any Placement Units if, after giving effect to the sale of such Placement Units, the aggregate gross sales proceeds of Placement Units sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of Placement Units under this Agreement, the Maximum Amount, (B) the amount available for offer and sale under the currently effective Registration Statement and (C) the amount authorized from time to time to be issued and sold under this Agreement by the Manager, on behalf of the Trust, and notified to the Agent in writing.  Under no circumstances shall the Trust cause or request the offer or sale of any Placement Units pursuant to this Agreement at a price less than 100% of the most recently calculated net asset value per unit prior to, or upon the determination of the pricing of such issuance, in accordance with section 9.3(2) of National Instrument 81-102 Investment Funds (“NI 81-102”) and notified to the Agent in writing, unless the Manager makes a contribution to the Trust in the amount of any shortfall, and such contribution is approved by all applicable parties, including, if required, NYSE.  Further, under no circumstances shall the Manager, on behalf of the Trust, cause or permit the aggregate offering amount of Placement Units sold pursuant to this Agreement to exceed the Maximum Amount or an amount prescribed by Section 9 of NI 44-102.

6.            Representations and Warranties of the Trust and Manager.  The Trust and the Manager, jointly and severally, represent and warrant to and agree with the Agent that as of the date of this Agreement and as of each Applicable Time:

(a)            The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission; the Final Receipt has been obtained from the OSC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Basic Prospectus and no order or action that would have the effect of suspending the distribution of the Units has been issued or taken by the Canadian Securities Commissions and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Trust or the Manager, are contemplated by the Canadian Securities Commissions.

(b)              (i)  The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii)  the Canadian Final Prospectus will when filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Trust and the Units as required by Canadian Securities Laws (as defined below) and does not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv)  the Canadian Final Prospectus, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws and the applicable rules and regulations of the Canadian Securities Commissions thereunder, and (v)  each of the Prospectuses does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Trust and the Units as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement or the Prospectuses based upon information relating to the Agent furnished to the Trust and the Manager in writing by the Agent expressly for use therein.  Each Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)            The Trust has complied in all material respects with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions, all discretionary rulings and orders applicable to the Trust, if any, of the Canadian Securities Commissions (“Canadian Securities Laws”) required to be complied with by the Trust to qualify the distribution of the Units as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Final Prospectus.

(d)            The Trust is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Trust is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Trust has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Trust complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Except for the Permitted Free Writing Prospectuses (as defined below), if any, identified in Exhibit 1 hereto, the Trust has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.  The Trust meets the general eligibility requirements for use of a registration statement on Form F-10 in connection with an offering contemplated thereby pursuant to the standards for Form F-10 approved in Securities Act Release No. 33-6902 (June 21, 1991), and also satisfied such eligibility requirements under the Securities Act at the time of filing the registration statement with the Commission.

 (e)            Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Final Prospectus or the Prospectus, as amended or supplemented, if applicable, based upon information relating to the Agent furnished to the Trust and the Manager in writing by the Agent expressly for use therein.

(f)            The Trust has been  established and is subsisting under the trust agreement governing the Trust, dated as of August 28, 2009, as amended and restated as of December 7, 2009, as further amended and restated as of February 1, 2010, and as further amended and restated as of February 27, 2015, between the Manager and RBC Investor Services (the “Trust Agreement”), as a trust under the laws of the Province of Ontario, has all requisite power and authority to own its property and assets, to conduct its business and invest in accordance with the investment objectives as described in the Prospectuses and carry out its obligations hereunder and to issue, sell and deliver the Placement Units in accordance with the provisions of this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Trust.

(g)            The Trust has no subsidiaries.

(h)            The Manager has been duly organized and is validly existing as a limited partnership under the laws of the Province of Ontario, and is registered as a portfolio manager and exempt market dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, and Newfoundland and Labrador and as an investment fund manager in Ontario, Quebec, and Newfoundland and Labrador. The Manager is also registered as an exempt market dealer in Quebec and as a Commodity Trading Manager in Ontario, and has the capacity and power to own its property and assets and to conduct its business as described in the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property or assets requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Manager.

(i)            This Agreement has been duly authorized, executed and delivered by the Manager on behalf of itself and the Trust.

(j)            All necessary action has been taken by each of the Trust and the Manager to authorize the execution and delivery of this Agreement and the transactions contemplated hereby, the  execution and delivery of the Canadian Final Prospectus and the filing thereof and the filing of all documents incorporated by reference therein under Canadian Securities Laws .

 (k)            The authorized unit capital of the Trust conforms as to legal matters to the description thereof contained in the Prospectuses.

(l)            The Units outstanding prior to the issuance of the Placement Units to be sold by the Trust have been duly authorized and are validly issued, fully paid and non-assessable.

(m)            The Placement Units have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of the Placement Units will not be subject to any preemptive or similar rights.

(n)            The execution and delivery by the Trust and the Manager of this Agreement, and the performance by each of the Trust and the Manager of its respective obligations under this Agreement and the Related Agreements (as defined below), as applicable, and the issue and sale of the Placement Units do not and will not contravene or conflict with (i) any material provision of applicable law, (ii) the Trust Agreement, or the limited partnership agreement of the Manager, (iii) any agreement, resolution or other instrument binding upon the Trust or the Manager that is material to the Trust or the Manager (including the Related Agreements) as applicable, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Trust or the Manager, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency (including any Canadian court or Canadian federal, provincial or territorial governmental authority) is required for the performance by the Trust or the Manager of its respective obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Placement Units or those that have been obtained.

(o)            There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business, assets, operations or capital of the Trust or the Manager from that set forth in the Prospectuses.

(p)            There are no legal or governmental proceedings pending or threatened to which the Trust or the Manager is a party or to which any of the properties or assets of the Trust or the Manager is subject (i) other than proceedings accurately described in all material respects in the Prospectuses or proceedings that would not have a material adverse effect on the Trust or the Manager, as applicable, or on the power or ability of the Trust or the Manager to perform its respective obligations under this Agreement or to consummate the transactions contemplated by the Prospectuses or (ii)  that are required to be described in the Registration Statement or the Prospectuses and are not so described; and there are no statutes, regulations, arrangements, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with the Canadian Securities Commissions in connection with the filing of the Prospectuses that are not described or filed as required.

(q)               The Trust is not, and after giving effect to the offering and sale of the Units and the application of the proceeds thereof as described in the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(r)            The Trust is a “mutual fund trust” within the meaning of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”).

(s)            The Trust is not a non-resident of Canada within the meaning of the Tax Act.

(t)            The Trust Agreement has been duly authorized, executed and delivered by the Manager (by its general partner, Sprott Asset Management GP Inc.), in its capacity as manager of the Trust, and is enforceable against the Manager in accordance with its terms, and the Trust Agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(u)            The Manager has been duly appointed as manager of the Trust pursuant to the Trust Agreement and the management agreement, dated as of February 24, 2010 (the “Management Agreement”), and the Management Agreement has been duly authorized, executed and delivered by each of the Trust and the Manager and is enforceable against each such party in accordance with its terms, and the Management Agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(v)            The Royal Canadian Mint (the “Mint”), a body corporate established by the Royal Canadian Mint Act (Canada), has been duly appointed as custodian of the physical gold bullion owned by the Trust pursuant to the precious metals storage agreement, entered into as of December 20, 2012, and amended on February 23, 2016 (the “Gold Storage Agreement”), and such agreement has been duly authorized, executed and delivered by the Manager on behalf of the Trust and is enforceable against the Trust in accordance with its terms, and such agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(w)            RBC Investor Services, a trust company corporated under the federal laws of Canada, has been duly appointed as custodian of the assets, other than physical gold bullion of the Trust, pursuant to the Trust Agreement.

(x)            Equity Financial Trust Company, at its principal office in Toronto, Ontario has been duly appointed as the registrar, transfer agent and disbursement agent for the Units  pursuant to the transfer agent, registrar and disbursing agent agreement, dated as of February 24, 2010 (the “Transfer Agent Agreement”), and such agreement has been duly authorized, executed and delivered by the Manager on behalf of the Trust and is enforceable against the Trust in accordance with its terms, and such agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(y)            RBC Investor Services, at its principal office in Toronto, Ontario has been duly appointed as the valuation agent of the Trust pursuant to the valuation services agreement, dated as of February 24, 2010 (the “Valuation Services Agreement” and together with the Trust Agreement, the Management Agreement, the Gold Storage Agreement and the Transfer Agent Agreement, the “Related Agreements”), and such agreement has been duly authorized, executed and delivered by the Manager, in its capacity as manager of the Trust, and is enforceable against the Manager in accordance with its terms, and such agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(z)            The Trust has good and marketable title to all physical gold bullion owned by it and all other personal property owned by it which is material to the business of the Trust, in each case free and clear of all liens, encumbrances and defects; and all of the physical gold bullion owned by the Trust is held by the Mint as custodian (or a subcustodian appointed by the Mint) pursuant to the Gold Storage Agreement as described in the Prospectuses.

(aa)            There are no contracts, agreements or understandings between the Trust or the Manager and any person granting such person the right to require the Trust or the Manager to file a registration statement under the Securities Act or a prospectus under Canadian Securities Laws with respect to any securities of the Trust or to require the Trust or the Manager to include such securities with the Placement Units registered pursuant to the Registration Statement or the Placement Units qualified by the Canadian Final Prospectus, except as described in the Prospectuses.

(bb)            Neither the Trust, the Manager nor any officer, employee or affiliate, nor, to the knowledge of the Trust and the Manager, any agent or representative, of the Trust or the Manager or any of their affiliates has taken, or will take, any action, in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Trust, the Manager and their respective affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(cc)            The operations of each of the Trust and the Manager is and has been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Trust or the Manager with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Trust and the Manager, threatened.

(dd)            None of the Trust, the Manager or, to the knowledge of the Trust or the Manager, any director, officer, agent, employee, affiliate or representative of the Trust or the Manager is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-administered sanctions”), the United Nations Security Council, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or relevant statute, rule, or regulation (collectively, “Sanctions”), nor located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Russia, Sudan, Syria, Ukraine and Zimbabwe); and each of the Trust and the Manager will not, directly or indirectly, use the proceeds of the offering of Placement Units hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of any Sanctions, or in a manner that will result in a violation of the Sanctions by any Person (including any Person involved in or facilitating the offering of the Units, whether as underwriter, advisor, investor or otherwise).

(ee)            Subsequent to the respective dates as of which information is given in each of the Registration Statement and the Prospectuses, (i) the Trust has not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) except for Units redeemed in accordance with the applicable provisions of the Trust Agreement, the Trust has not purchased any outstanding Units or other equity interest in the capital of the Trust, nor declared, paid or otherwise made any dividend or distribution of any kind on its Units or other equity interest in the capital of the Trust; and (iii) there has not been any material change in the capital, short-term debt or long-term debt of the Trust, except in each case as described in each of the Registration Statement and the Prospectuses, respectively.

(ff)            Each of the Trust and the Manager owns, possesses or licenses, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Intellectual Property”) currently employed by it, in each case, in connection with the business now operated by them, and neither the Trust nor the Manager has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Trust or the Manager, as applicable.

(gg)            The Manager is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; it has not been refused any insurance coverage sought or applied for; and it has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Manager, except as described in the Prospectuses.

(hh)            Each of the Trust and the Manager possesses all certificates, authorizations and permits issued by the appropriate federal, provincial, state or foreign regulatory authorities necessary to conduct its business, and neither the Trust nor the Manager has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Trust or the Manager, as applicable, except as described in the Prospectuses.

(ii)            The financial statements included in the Registration Statement and the Prospectuses, together with the related schedules and notes, present fairly the financial position of the Trust at the dates indicated and the statements of financial position of the Trust for the periods specified; such financial statements have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, included in the Registration Statement present fairly in accordance with IFRS the information required to be stated therein.

(jj)            Ernst & Young LLP (“Ernst & Young”), who have certified certain financial statements of the Trust and delivered their report with respect to the audited consolidated financial statements included in the Prospectuses, were the Trust’s auditors from the time of the formation of the Trust until December 31 2015. KPMG LLP (“KPMG” and, together with Ernst & Young, the “Auditors”) have been the Trust’s auditors beginning January 1, 2016. Each of the Auditors is an independent public accountant as required by Canadian Securities Laws and the rules and regulations of the Canadian Securities Commissions thereunder, is independent in accordance with the requirements of the institute of chartered accountants in each of the Canadian Qualifying Jurisdictions in respect of a listed entity (as defined in such requirements) and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States). There has not been any disagreement (within the meaning of National Instrument 51-102) with either Auditor with respect to the audit of the Trust.

(kk)            The Manager maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the Prospectuses, there has been (x) no material weakness in the Trust’s or the Manager’s internal control over financial reporting (whether or not remediated) and (y) no change in the Trust’s or the Manager’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Trust’s or the Manager’s, applicable, internal control over financial reporting.

(ll)            The Manager maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Trust is made known to the Manager by others within those entities; and such disclosure controls and procedures are effective.

(mm)            Except as set forth in the Prospectuses and except for the Units previously owned by Sonia M. Yung, as settlor of the Trust, and the Units issued in connection with the Trust’s public offerings on March 3, 2010, May 26, 2010, September 17, 2010, April 8, 2011, July 20, 2011, February 3, 2012, September 12, 2012, and the issuance of units in connection with its exchange offer completed on January 18, 2016, the Trust has not sold, issued or distributed any Units, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act or on a private placement basis under one or more exemptions from the prospectus requirement under Canadian Securities Laws.

(nn)            There are no business relationships, related-party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Trust that are required to be disclosed that have not been described in the Prospectuses.

(oo)            Except for the Agent, there is no person, firm or corporation acting or purporting to act for the Trust, entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(pp)            The net proceeds of the offering of Placement Units will be used in the manner specified in the Prospectuses and for no other purpose.

(qq)            The terms and conditions of the offering of Placement Units comply and will comply in all material respects with Canadian Securities Laws including, without limitation, NI 81-102, except to the extent that an exemption therefrom has been obtained from applicable Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions.

(rr)            Neither the Trust or the Manager has any liabilities (contingent or otherwise) which might interfere with the performance of their obligations hereunder or under any of the Related Agreements to which it is a party.

(ss)            Each of the Trust and the Manager is current and up-to-date with all material filings required or desirable to be made by each of them under the laws of Canada and each of the provinces and territories thereof, including all Canadian Securities Laws.

(tt)            None of the directors or officers of the general partner of the Manager or any associate or affiliate of any of the foregoing had, has or, to the knowledge of the Manager, intends to have, any material interest, direct or indirect, in any material transaction contemplated by this Agreement, any of the Related Agreements or the Registration Statement or the Prospectuses or in any proposed transaction with the Trust which materially affects, is material to or will materially affect the Trust, except as and to the extent disclosed in the Registration Statement and the Prospectuses.

(uu)            The Trust is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of the Shelf Procedures under Canadian Securities Laws; no order suspending the trading or distribution of the Units has been issued by the Canadian Securities Commissions and no proceedings, for that purpose, have been instituted or are pending or, to the Trust’s knowledge, are contemplated by the Canadian Securities Commissions; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission or the Canadian Securities Commissions, as applicable, and no proceedings for that purpose have been instituted or are pending or to the Trust’s knowledge, are contemplated by either the Commission or the Canadian Securities Commissions; the Registration Statement, including the Basic Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Trust under the applicable provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on April 22, 2014 (the “Effective Date”). The Canadian Final Prospectus, the Registration Statement and the Prospectuses and the offer and sale of Placement Units as contemplated hereby meet the requirements of NI 44-102 and comply in all material respects with the provisions thereof and other applicable Canadian Securities Laws.  Any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or the Prospectuses have been so described or filed.  Copies of the Registration Statement, the Prospectus or the Canadian Final Prospectus, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Commission or the Canadian Securities Commissions, as applicable, on or prior to the date of this Agreement have been delivered, or are available on EDGAR or SEDAR, as the case may be, to the Agent and its counsel.  The Prospectus and the Canadian Final Prospectus will name the Agent as the agent in the section entitled “Plan of Distribution.”  There are no reports or information that must be filed or made publicly available in connection with the listing of the Placement Units on the TSX (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Final Prospectus; there are no documents required to be filed with the Canadian Securities Commissions, in connection with the Canadian Basic Prospectus or the Canadian Final Prospectus that have not been filed as required.  The Commission has not issued an order preventing or suspending the use of the Registration Statement or the Basic Prospectus, any free writing prospectus or the Prospectus relating to the proposed offering of the Placement Units and no proceedings for such purpose have been instituted or are pending or, to the Trust’s knowledge, are contemplated or threatened by the Commission.  The Trust has not distributed and, prior to the later to occur of each Settlement Date and completion of the distribution of the Placement Units, will not distribute any offering material in connection with the offering or sale of the Placement Units other than the Registration Statement and the Prospectus and any Issuer Free Writing Prospectus (as defined below) to which the Agent has consented, which consent shall not be unreasonably withheld or delayed.

(vv)            The Prospectus delivered to Agent for use in connection with the sale of the Placement Units pursuant to this Agreement will be identical to the versions of the Prospectus created to be transmitted to the Commission for filing via EDGAR, except to the extent permitted by Regulation S‑T.

(ww)            The Trust has not relied upon the Agent or legal counsel for the Agent for any legal, tax or accounting advice in connection with the offering and sale of the Placement Units.

(xx)            There is and has been no failure on the part of the Trust or the Manager or any of their directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.  Each of the principal executive officer and the principal financial officer of the Trust (or each former principal executive officer of the Trust and each former principal financial officer of the Trust as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(yy)            The Manager, on behalf of the Trust, is not a party to any agreement with an agent or underwriter for any other “at-the-market” or continuous equity transaction.

(zz)            The Trust acknowledges and agrees that the Agent has informed the Trust that the Agent may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Units for its own account while this Agreement is in effect, provided, that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent each Agent may engage in sales of Placement Units purchased or deemed purchased from the Trust as a “riskless principal” or in a similar capacity) and (ii) the Trust shall not be deemed to have authorized or consented to any such purchases or sales by the Agent.

(aaa)            Neither the issuance, sale and delivery of the Placement Units nor the application of the proceeds thereof by the Trust as described in the Registration Statement and the Prospectuses will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(bbb)            On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Placement Units to be sold hereunder will be, or will have been, fully paid or provided for by the Trust and all laws imposing such taxes will be or will have been fully complied with.

(ccc)            The Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE Arca under the symbol “PHYS” and the TSX under the symbol “PHS.Y,” and the Trust has taken no action designed to terminate the registration of the Units under the Exchange Act or delisting the Units from either of the Exchanges, nor, except as disclosed in the Registration Statement and the Prospectuses, has the Trust received any notification that the Commission, the Canadian Securities Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement and the Prospectuses, the Trust has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Units thereon. The Trust has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the Commission and the Canadian Securities Commissions, where applicable, required for the listing and trading of the Placement Units, subject only to satisfying their standard listing and maintenance requirements.  The Trust has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

Any certificate signed by the Manager on behalf of the Trust or the Manager and delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Trust and the Manager, as applicable, to the Agent as to the matters set forth therein.
7.            Covenants of the Trust and the Manager.  The Trust and the Manager, jointly and severally, covenant with the Agent as follows:

(a)            Registration Statement Amendments.  After the date of this Agreement and during any period in which a Prospectus or Canadian Final Prospectus relating to any Placement Units is required to be delivered by Agent under the Securities Act or Canadian Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Trust will notify the Agent promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission or the Canadian Securities Commissions and/or has become effective or any subsequent supplement to the Prospectus or Canadian Final Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement, Prospectus or Canadian Final Prospectus, as applicable, or for additional information, (ii) the Trust will prepare and file with the Commission or the Canadian Securities Commissions, promptly upon the Agent’s request, any amendments or supplements to the Registration Statement, Prospectus or the Canadian Final Prospectus, as applicable, that, in such Agent’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Units by the Agent (provided, however, that the failure of the Agent to make such request shall not relieve the Trust or the Manager of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Trust and the Manager in this Agreement and provided, further, that the only remedy the Agent shall have with respect to the failure to make such filing shall be to cease making sales under this Agreement until such amendment or supplement is filed), (iii) the Trust will not file any amendment or supplement to the Registration Statement, Prospectus or Canadian Final Prospectus relating to the Placement Units or a security convertible into the Placement Units unless a copy thereof has been submitted to Agent within a reasonable period of time before the filing and the Agent has not objected thereto (provided, however, that the failure of the Agent to make such objection shall not relieve the Trust or the Manager of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Trust or the Manager in this Agreement and provided, further, that the only remedy Agent shall have with respect to the failure by the Trust or the Manager to obtain such consent shall be to cease making sales under this Agreement) and the Trust will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement, Prospectus or Canadian Final Prospectus, except for those documents available via EDGAR or SEDAR, as applicable and (iv) the Trust will cause each amendment or supplement to the Prospectus or the Canadian Final Prospectus to be filed with the Commission or the Canadian Securities Commissions as required pursuant to applicable Canadian Securities Laws and the provisions of Form F-10 or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act or applicable Canadian Securities Laws, within the time period prescribed (the determination to file or not file any amendment or supplement with the Commission under this Section 7(a), based on the Trust’s reasonable opinion or reasonable objections, shall be made exclusively by the Trust).

(b)            Notice of Commission Stop Orders.  The Trust will advise the Agent, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission or the Canadian Securities Commissions of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Placement Units for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued.  The Trust will advise the Agent promptly after it receives any request by the Commission or the Canadian Securities Commissions for any amendments to the Registration Statement or any amendment or supplements to the Prospectus, Canadian Final Prospectus or any Issuer Free Writing Prospectus or for additional information related to the offering of the Placement Units or for additional information related to the Registration Statement, the Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus.
(c)            Delivery of Prospectus; Subsequent Changes.  During any period in which the Prospectus relating to the Placement Units is required to be delivered by the Agent under the Securities Act with respect to the offer and sale of the Placement Units, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Trust will comply with all requirements imposed upon it by the Securities Act and the Canadian Securities Laws, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Trust with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act.  If during such period any event occurs as a result of which the Prospectus or the Canadian Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectus to comply with the Securities Act or the Canadian Final Prospectus to comply with applicable Canadian Securities Laws, the Manager, on behalf of the Trust, will promptly notify Agent to suspend the offering of Placement Units during such period and the Trust will promptly amend or supplement the Registration Statement, Prospectus or the Canadian Final Prospectus (at the expense of the Trust) so as to correct such statement or omission or effect such compliance.

(d)            Listing of Placement Units.  During any period in which the Prospectus or the Canadian Final Prospectus relating to the Placement Units is required to be delivered by the Agent under the Securities Act or Canadian Securities Law, as applicable, with respect to the offer and sale of the Placement Units, the Manager, on behalf of the Trust, will use its reasonable best efforts to cause the Placement Units to be listed on each Exchange.

(e)            Delivery of Registration Statement and Prospectus.  The Trust will furnish to the Agent and its counsel (at the expense of the Trust) copies of the Registration Statement, Prospectus and the Canadian Final Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement, Prospectus or the Canadian Final Prospectus that are filed with the Commission or the Canadian Securities Commissions, as applicable, during any period in which the Prospectus or the Canadian Final Prospectus relating to the Placement Units is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or delivered under Canadian Securities Law, as applicable, in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request and, at the Agent’s request, will also furnish copies of the Prospectus to each exchange or market on which sales of the Placement Units may be made; provided, however, that the Trust shall not be required to furnish any document (other than the Prospectus) to the Agent to the extent such document is available on EDGAR or SEDAR, as the case may be.

(f)            Earnings Statement.  The Trust will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Trust’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g)            Use of Proceeds.  The Trust will use the Net Proceeds as described in the Prospectus in the section entitled “Use of Proceeds.”

(h)            Notice of Other Sales.  Without the prior written consent of the Agent, the Trust will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Units (other than the Placement Units offered pursuant to this Agreement) or securities convertible into or exchangeable for Units, warrants or any rights to purchase or acquire, Units during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to Agent hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Placement Units sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Units covered by a Placement Notice, the date of such suspension or termination); and will not directly or indirectly in any other “at-the-market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Units (other than the Placement Units offered pursuant to this Agreement) or securities convertible into or exchangeable for Units, warrants or any rights to purchase or acquire, Units prior to the later of the termination of this Agreement and the sixtieth (60th) day immediately following the final Settlement Date with respect to Placement Units sold pursuant to such Placement Notice; provided, however, that such restrictions will not be required in connection with the Trust’s issuance or sale of (i) Units, options to purchase Units or Units issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan (but not Units subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Trust whether now in effect or hereafter implemented, (ii) Units issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Trust available on EDGAR or otherwise in writing to the Agent and (iii) Units or securities convertible into or exchangeable for Units as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

(i)            Change of Circumstances.  The Manager, on behalf of the Trust, will, at any time during the pendency of a Placement Notice advise the Agent promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to the Agent pursuant to this Agreement.

(j)            Due Diligence Cooperation.  The Manager, on behalf of the Trust, will cooperate with any reasonable due diligence review conducted by the Agent or its representatives in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Trust’s principal offices, as the Agent may reasonably request.

(k)            Required Filings Relating to Placement of Placement Units.  The Trust agrees that on such dates as the Canadian Securities Laws and Form F-10 shall require, the Trust will (i) file a prospectus supplement with the Canadian Securities Commissions and the Commission (each and every filing, a “Filing Date”), which prospectus supplement will set forth, within the relevant period, the amount of Placement Units to be sold through the Agent, the Net Proceeds to the Trust and the compensation payable to the Agent with respect to such Placement Units, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(l)            Representation Dates; Certificate.  (1) Prior to the date of the first Placement Notice and (2) each time the Trust:

(i) files the Prospectus relating to the Placement Units or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Units) the Registration Statement or the Prospectus relating to the Placement Units by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Registration Statement or the Prospectus relating to the Placement Units;

(ii) files an annual report on Form 20-F or Form 40-F under the Exchange Act (including any Form 20-F/A or Form 40-F/A containing amended financial statements or a material amendment to the previously filed Form 20-F);

(iii) files or furnishes its quarterly financial statements on Form 6-K under the Exchange Act; or

(iv) files or furnishes a Form 6-K containing amended financial statements under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”);

the Manager, on behalf of the Trust, shall furnish the Agent (but in the case of clause (iv) above only if the Agent reasonably determines that the information contained in such Form 6‑K is material) with a certificate, in the form and substance satisfactory to the Agent and its counsel, substantially similar to the form previously provided to the Agent and its counsel, modified, as necessary, to relate to the Registration Statement and the Prospectus as amended or supplemented.  The requirement to provide a certificate under this Section 7(l) shall be waived for any Representation Date occurring at a time a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Manager, on behalf of the Trust, delivers instructions for the sale of Placement Units hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date.  Notwithstanding the foregoing, if the Manager, on behalf of the Trust, subsequently decides to sell Placement Units following a Representation Date when a Suspension was in effect and did not provide the Agent with a certificate under this Section 7(l), then before the Manager, on behalf of the Trust, delivers the instructions for the sale of Placement Units or the Agent sells any Placement Units pursuant to such instructions, the Manager, on behalf of the Trust, shall provide the Agent with a certificate in conformity with this Section 7(l) dated as of the date that the instructions for the sale of Placement Units are issued.

(m)            Legal Opinions.  (1) Prior to the date of the first Placement Notice  and (2) within five (5) Trading Days of each Representation Date (except for any date that is a Representation Date solely due to the filing of a prospectus supplement pursuant to Section 6(k) hereunder) with respect to which the Manager, on behalf of the Trust, is obligated to deliver a certificate pursuant to Section 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Trust shall cause to be furnished to the Agent a written opinion of each of Seward & Kissel LLP (“U.S. Trust Counsel”) and Baker & McKenzie LLP (“Canadian Trust Counsel”), or other counsel(s) satisfactory to the Agent, in form and substance satisfactory to Agent and its counsel, substantially similar to the forms previously provided to the Agent and its counsel, modified, as necessary, to relate to the Registration Statement, the Canadian Final Prospectus and the Prospectus, as applicable, as then amended or supplemented; provided, however, the Manager, on behalf of the Trust, shall be required to furnish to Agent no more than one opinion hereunder per calendar quarter; provided, further, that in lieu of such opinions for subsequent periodic filings under the Exchange Act, counsel may furnish the Agent with a letter (a “Reliance Letter”) to the effect that the Agent may rely on a prior opinion delivered under this Section 7(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the Canadian Final Prospectus and the Prospectus, as applicable, as amended or supplemented as of the date of the Reliance Letter).

(n)            Comfort Letter.  (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of each Representation Date (except for any date that is a Representation Date solely due to the filing of a prospectus supplement pursuant to Section 6(k) hereunder) with respect to which the Manager, on behalf of the Trust, is obligated to deliver a certificate in the form attached hereto as Exhibit 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Trust shall cause its independent registered public accounting firm to furnish the Agent letters (the “Comfort Letters”), dated the date the Comfort Letter is delivered, which shall meet the requirements set forth in this Section 7(n); provided, that if requested by the Agent, the Trust shall cause a Comfort Letter to be furnished to the Agent within ten (10) Trading Days of the date of occurrence of any material transaction or event, including the restatement of the Trust’s financial statements.  The Comfort Letter from the Trust’s independent registered public accounting firm shall be in a form and substance satisfactory to the Agent, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) and are an independent auditor as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(o)            Market Activities.  The Trust and Manager will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Trust to facilitate the sale or resale of Units or (ii) sell, bid for, or purchase Units, or pay anyone any compensation for soliciting purchases of the Placement Units other than the Agent; provided, however, that the foregoing shall not prevent the Trust and the Manager from engaging in marketing activities in the ordinary course of business.

(p)            Investment Company Act.  The Trust will conduct its affairs in such a manner so as to reasonably ensure that it will not be or become, at any time prior to the termination of this Agreement, required to register as an “investment company,” as such term is defined in the Investment Company Act.

(q)            No Offer to Sell.  Other than an Issuer Free Writing Prospectus approved in advance by the Manager, on behalf of the Trust, and the Agent in its capacity as agent hereunder, neither the Agent nor the Manager, on behalf of the Trust (including its agents and representatives, other than the Agent in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Units hereunder.

(r)            Blue Sky and Other Qualifications. The Manager, on behalf of the Trust, will use its commercially reasonable efforts, in cooperation with the Agent, to qualify the Placement Units for offering and sale, or to obtain an exemption for the Placement Units to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Agent may designate and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Placement Units (but in no event for less than one year from the date of this Agreement); provided, however, that the Trust shall not be obligated to file a prospectus, registration statement or similar disclosure document with any regulatory authority or any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.  In each jurisdiction in which the Placement Units have been so qualified or exempt, the Trust will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Placement Units (but in no event for less than one year from the date of this Agreement).

(s)            Sarbanes-Oxley Act.  The Manager, on behalf of the Trust, will maintain and keep accurate books and records reflecting their assets and maintain internal accounting controls in a manner designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Trust, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Trust’s consolidated financial statements in accordance with IFRS, (iii) that receipts and expenditures of the Trust are being made only in accordance with management’s and the Trust’s directors’ authorization, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on its financial statements.  The Manager, on behalf of the Trust, will maintain such controls and other procedures, including, without limitation, those required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the applicable regulations thereunder that are designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Manager, on behalf of the Trust management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to ensure that material information relating to the Trust is made known to them by others within those entities, particularly during the period in which such periodic reports are being prepared.

(t)            Secretary’s Certificate; Further Documentation.  Prior to the date of the first Placement Notice, the Trust and Manager shall deliver to the Agent a certificate of an officer of the Manager, on behalf of the Trust, and attested to by an executive officer of the Manager, dated as of such date, certifying as to (i) the constituent and governing documents of the Trust and Manager, (ii) the resolutions of the Trust and Manager authorizing the execution, delivery and performance of this Agreement and the issuance of the Placement Units and (iii) the incumbency of the officers duly authorized to execute this Agreement and the other documents contemplated by this Agreement.  Within five (5) Trading Days of each Representation Date, the Manager, on behalf of the Trust, shall have furnished to the Agent such further information, certificates and documents as the Agent may reasonably request.

(u)            Canadian Securities Laws, Securities Act, and Exchange Act. The Manager, on behalf of the Trust, will use its commercially reasonable efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act and the rules of the Exchanges as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Units as contemplated by the provisions hereof and the Prospectus. Unless required by the autorité des marchés financiers (Quebec), the prospectus supplement and documents incorporated by reference therein need not be translated into French.

(v)            Reports, etc. The Manager, on behalf of the Trust, shall (i) file promptly all reports required to be filed by the Trust with the Commission or the Canadian Securities Commissions, (ii) file promptly all reports and other documents required to be filed by the Trust to comply with Canadian Securities Laws, (iii) provide the Agent with a copy of such reports and statements and other documents filed by the Trust pursuant to the Canadian Securities Laws and to promptly notify the Agent of such filing unless available on SEDAR and (iv) advise the Agent, promptly after it receives notices thereof, (x) of any request by the Canadian Securities Commissions or the Commission to amend or supplement the Registration Statement, the Canadian Basic Prospectus, the Basic Prospectus, the Canadian Final Prospectus, the Prospectus or the Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or the Canadian Securities Commissions of any stop order suspending the effectiveness of the Registration Statement or either of the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose.

(w)            Shelf Procedures. The Trust shall comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Final Prospectus with the Canadian Securities Commissions and the Prospectus with the Commission on the day which is no later than two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by the Agent, any event shall occur that makes any statement made in the Registration Statement, the Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Trust or in the reasonable opinion of the Agent or counsel for the Agent, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the Prospectus or the Canadian Final Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any law, the Trust promptly will prepare and file with the Commission and the Canadian Securities Commissions, and furnish at its own expense to the Agent, an appropriate amendment to the Registration Statement or supplement to the Prospectus, Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the Prospectus or the Canadian Final Prospectus, as so amended or supplemented will (x) constitute full, true and plain disclosure of all material facts; and (y) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, Prospectus or the Canadian Final Prospectus shall comply with such law. Before amending the Registration Statement or amending or supplementing the Prospectus or the Canadian Final Prospectus in connection with this Agreement, the Trust shall furnish the Agent with a copy of such proposed amendment or supplement and shall not file such amendment or supplement to which the Agent reasonably objects.

8.            Payment of Expenses.  The Trust will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation and filing of the Registration Statement, including any fees required by the Commission or the Canadian Securities Commissions, and the printing or electronic delivery of the Registration Statement, the Form F-X and the Prospectuses as originally filed and of each amendment and supplement thereto, in such number as the Agent shall deem necessary, (ii) the printing and delivery to the Agent of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Units, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Units to the Agent, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes payable upon the sale, issuance or delivery of the Placement Units to the Agent, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Trust, (v) the fees and disbursements of the counsel to the Agent, payable upon the execution of this Agreement, in an amount not to exceed US$25,000, (vi) the qualification or exemption of the Placement Units under state and provincial securities laws in accordance with the provisions of Section 7(r) hereof, including filing fees, but excluding fees of the Agent’s counsel, (vii) the printing and delivery to the Agent of copies of any Permitted Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto in such number as the Agent shall deem necessary, (viii) the preparation, printing and delivery to the Agent of copies of the blue sky survey in an amount not to exceed $2,500, (ix) the fees and expenses of the transfer agent and registrar for the Units, (x) the filing and other fees incident to any review by FINRA of the terms of the sale of the Placement Units including the fees of the Agent’s counsel (subject to the cap set forth in clause (v) above) and (xi) the fees and expenses incurred in connection with the listing of the Placement Units on each Exchange.

9.            Conditions to Agent’s Obligations.  The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Trust and Manager herein, to the due performance by the Trust and Manager of their obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to it in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a)            Registration Statement Effective.  The Registration Statement shall have become effective and shall be available for the (i) resale of all Placement Units issued to the Agent and not yet sold by the Agent and (ii) sale of all Placement Units contemplated to be issued by any Placement Notice.

(b)            No Material Notices.  None of the following events shall have occurred and be continuing: (i) receipt by the Trust of any request for additional information from the Commission, the Canadian Securities Commissions or any other federal, state or provincial governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission, the Canadian Securities Commissions or any other federal, state or provincial governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Trust of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Units for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any material statement made in the Registration Statement or either of the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each Prospectus, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)            No Misstatement or Material Omission.  Agent shall not have advised the Manager, on behalf of the Trust, that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agent’s reasonable opinion is material, or omits to state a fact that in the Agent’s reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)            Material Changes.  Except as contemplated in the Prospectuses, or disclosed in the Trust’s reports filed with the Commission and the Canadian Securities Commissions, there shall not have been any material adverse change in the authorized Units or other equity of the Trust or any material adverse effect or any development that could reasonably be expected to cause a material adverse effect, or a downgrading in or withdrawal of the rating assigned to any of the Trust’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Trust’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agent (without relieving the Trust of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Units on the terms and in the manner contemplated in the Prospectus.

(e)            Legal Opinions.  The Agent shall have received the opinions of each of U.S. Trust Counsel and Canadian Trust Counsel required to be delivered pursuant to Section 7(m) on or before the date on which such delivery of such opinion is required pursuant to Section 7(m).

(f)            Comfort Letter.  The Agent shall have received the Comfort Letter required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(n).

(g)            Representation Certificate.  The Agent shall have received the certificate required to be delivered pursuant to Section 7(l) on or before the date on which delivery of such certificate is required pursuant to Section 7(l).

(h)            No Suspension.  Trading in the Units shall not have been suspended on either Exchange and the Units shall not have been delisted from either Exchange.

(i)            Other Materials.  On each date on which the Manager, on behalf of the Trust, is required to deliver a certificate pursuant to Section 7(l), the Manager, on behalf of the Trust, shall have furnished to the Agent such appropriate further information, opinions, certificates, letters and other as the Agent may reasonably request.  All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.

(j)            Securities Act Filings Made.  All filings with the Canadian Securities Commissions and the Commission required by Canadian Securities Laws and Form F-10 to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing.

(k)            Approval for Listing.  The Placement Units shall either have been (i) approved for listing on the NYSE, subject only to notice of issuance, or (ii) the Manager, on behalf of the Trust, shall have filed an application for listing of the Placement Units on each Exchange at, or prior to, the issuance of any Placement Notice and each Exchange shall have reviewed such application and not provided any objections thereto.

(l)            FINRA.  If applicable, FINRA shall have raised no objection to the terms of this offering and the amount of compensation allowable or payable to the Agent as described in the Prospectus.

(m)            No Termination Event.  There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 12(a).

(n)            No Governmental Objections. No U.S., Canadian, or other governmental authority shall have issued any opinion, guidance, objection, or advice that can be construed as limiting or restricting in any way the ability of the Agent to carry out the transactions contemplated hereunder.

10.            Indemnification and Contribution.

(a)            Trust and Manager Indemnification.  The Trust and the Manager, jointly and severally, agree to indemnify and hold harmless the Agent, affiliates and their respective partners, members, directors, officers, employees and agents and each person, if any, who controls the Agent or any affiliate within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)            against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)            against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 10(d) below) any such settlement is effected with the written consent of the Trust and the Manager, which consent shall not unreasonably be delayed or withheld; and

(iii)            against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with the Agent Information (as defined below); and provided, further, that this indemnity shall not impose any personal liability to any trustee and/or unitholder of the Trust  and there will be no resort to the trustee’s and/or unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with this Agreement.

(b)            Agent Indemnification.  Agent agrees to indemnify and hold harmless the Manager and the Trust, the officers of the Manager who sign the Registration Statement and each person, if any, who controls the Trust within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to the Agent and furnished to the Trust in writing by the Agent expressly for use therein.  The Trust and the Manager hereby acknowledges that the only information that the Agent has furnished to the Trust and the Manager expressly for use in the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) are the statements set forth in the seventh and ninth paragraphs under the caption “Plan of Distribution” in the Prospectus (the “Agent Information”).

(c)            Procedure.  Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10 notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party.  If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense.  The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties.  It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties.  All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred.  An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent.  No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
(d)            Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 10(a)(ii) effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e)            Contribution.  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable from the Trust and the Manager, or the Agent, the Trust and the Manager, and the Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Trust and the Manager from persons other than the Agent, such as persons who control the Trust within the meaning of the Securities Act, officers of the Trust who signed the Registration Statement and directors of the Trust, who also may be liable for contribution) to which the Trust and the Manager, and the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Trust and the Manager on the one hand and the Agent on the other hand.  The relative benefits received by the Trust and the Manager on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Units (before deducting expenses) received by the Trust bear to the total compensation received by the Agent (before deducting expenses) from the sale of Placement Units on behalf of the Trust.  If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Trust and the Manager, on the one hand, and the Agent, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering.  Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Trust and the Manager, or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Trust and the Manager, and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 10(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(e) shall be deemed to include, for the purpose of this Section 10(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof.  Notwithstanding the foregoing provisions of this Section 10(e), the Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 10(e), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of the Agent, will have the same rights to contribution as that party, and each director of the Trust and each officer of the Trust who signed the Registration Statement will have the same rights to contribution as the Trust, subject in each case to the provisions hereof.  Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought.  Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof.
11.            Representations and Agreements to Survive Delivery.  The indemnity and contribution agreements contained in Section 10 of this Agreement and all representations and warranties of the Trust and the Manager herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agent, any controlling persons, or the Trust and the Manager (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Units and payment therefor or (iii) any termination of this Agreement.

12.            Termination.

(a)            The Agent may terminate this Agreement, by notice to the Trust and the Manager, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectuses, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Trust considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of the Agent is material and adverse and makes it impractical or inadvisable to market the Placement Units or to enforce contracts for the sale of the Placement Units, (2) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Placement Units or to enforce contracts for the sale of the Placement Units, (3) if trading in the Units has been suspended or limited by the Commission, the Canadian Securities Commissions or either Exchange, or if trading generally on either Exchange has been suspended or limited, or minimum prices for trading have been fixed on either Exchange, (4) if any suspension of trading of any securities of the Trust on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) if a major disruption of securities settlements or clearance services in the United States or Canada shall have occurred and be continuing, or (6) if a banking moratorium has been declared by either Canadian or U.S. Federal or New York authorities.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 8 (Payment of Expenses), Section 10 (Indemnification and Contribution), Section 11 (Representations and Agreements to Survive Delivery), Section 17 (Governing Law and Time; Waiver of Jury Trial), Section 18 (Consent to Jurisdiction), Section 19 (Appointment of Agent for Service) and Section 20 (Judgment Currency) hereof shall remain in full force and effect notwithstanding such termination.  If the Agent elects to terminate this Agreement as provided in this Section 12(a), the Agent shall provide the required notice as specified in Section 13 (Notices).

(b)            The Trust shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)            The Agent shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(d)            This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), (b), or (c) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 shall remain in full force and effect.

(e)            Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Trust, as the case may be.  If such termination shall occur prior to the Settlement Date for any sale of Placement Units, such Placement Units shall settle in accordance with the provisions of this Agreement.

13.            Notices.  All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Agent, shall be delivered to:

Cantor Fitzgerald & Co. 499 Park Avenue New York, NY 10022 Attention: Capital Markets/Jeffrey Lumby Facsimile: (212) 307-3730

and:

Cantor Fitzgerald & Co. 499 Park Avenue New York, NY 10022 Attention: General Counsel Facsimile: (212) 829-4708

with a copy to:

Cooley LLP 1114 Avenue of the Americas New York, NY 10036 Attention: Daniel I. Goldberg, Esq. Facsimile: (212) 479-6275

and with a copy to:

Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON M5L 1B9 Attention: Simon Romano or Anne Ramsay Facsimile: (416) 947-0866

and if to the Trust or Manager, shall be delivered to:

Sprott Physical Gold Trust/Sprott Asset Management LP Royal Bank Plaza, South Tower 200 Bay Street, Suite 2700 PO Box 27 Toronto, Ontario M5J 2J1 Attention: Kirstin McTaggart Facsimile: (416) 943-6497

with a copy to:

Seward & Kissel LLP 901 K Street N.W., 8th Floor Washington DC 20001 Attention: Anthony Tu-Sekine Facsimile: 202-737-5184

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.  Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid).  For purposes of this Agreement, “Business Day” shall mean any day on which each Exchange and commercial banks in the City of New York are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party under separate cover.  Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party.  Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

14.            Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Trust and the Manager and the Agent and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 10 hereof.  References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.  Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that the Agent may assign its rights and obligations hereunder to an affiliate thereof without obtaining the Trust’s or Manager’s consent.

15.            Adjustments for Splits.  The parties acknowledge and agree that all Unit-related numbers contained in this Agreement shall be adjusted to take into account any Unit split, Unit dividend or similar event effected with respect to the Placement Units.

16.            Entire Agreement; Amendment; Severability; Waiver.  This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof other than the side letter signed as of the date hereof.  Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Manager, on  behalf of the Trust, the Manager and the Agent.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.  No implied waiver by a party shall arise in the absence of a waiver in writing signed by such party.  No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

17.            GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18.            CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER.  EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

19.            Appointment of Agent for Service. The Trust and the Manager hereby irrevocably appoint Anthony Tu-Sekine of Seward & Kissel LLP, with offices at 901 K Street N.W., 8th Floor, Washington DC 20001 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent.  The Trust and the Manager waive, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto.  The Trust and the Manager represent and warrant that such agent has agreed to act as the agent for service of process for the Trust and the Manager, and the Trust and the Manager agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

20.            Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agent could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Trust and the Manager with respect to any sum due from it to the Agent or any person controlling the Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Agent or controlling person of any sum in such other currency, and only to the extent that the Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency.  If the United States dollars so purchased are less than the sum originally due to the Agent or controlling person hereunder, the Trust and the Manager agree as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or controlling person against such loss.  If the United States dollars so purchased are greater than the sum originally due to the Agent or controlling person hereunder, the Agent or controlling person agrees to pay to the Trust or the Manager an amount equal to the excess of the dollars so purchased over the sum originally due to the Agent or controlling person hereunder.

21.            Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

22.            Effect of Headings. The section and exhibit headings herein are for convenience only and shall not affect the construction hereof.

23.            Permitted Free Writing Prospectuses. The Trust represents, warrants and agrees that, unless it obtains the prior consent of the Agent, which consent shall not be unreasonably withheld, delayed or conditioned, and the Agent represents, warrants and agrees that, unless it obtains the prior consent of the Trust, it has not made and will not make any offer relating to the Placement Units that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.  Any such free writing prospectus consented to by the Agent or by the Trust, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Trust represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.  For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit 1 hereto are Permitted Free Writing Prospectuses.

24.            Absence of Fiduciary Relationship. The Trust and the Manager acknowledge and agree that:

(a)            the Agent is acting solely as agent in connection with the public offering of the Placement Units and in connection with each transaction contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Trust and the Manager or any of its respective affiliates, shareholders (or other equity holders), creditors or employees or any other party, on the one hand, and the Agent, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not the Agent has advised or is advising the Trust or the Manager on other matters, and the Agent has no obligation to the Trust and the Manager with respect to the transactions contemplated by this Agreement except the obligations expressly set forth in this Agreement;

(b)            it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)            neither the Agent nor its affiliates have provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

(d)            it is aware that the Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Trust and the Manager and the Agent and its affiliates have no obligation to disclose such interests and transactions to the Trust and the Manager by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e)            it waives, to the fullest extent permitted by law, any claims it may have against the Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the sale of Placement Units under this Agreement and agrees that the Agent and its affiliates shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Trust and the Manager, employees or creditors of Trust, other than in respect of the Agent’s obligations under this Agreement and to keep information provided by the Trust and the Manager to the Agent and the Agent’s counsel confidential to the extent not otherwise publicly-available. Notwithstanding the foregoing or anything herein to the contrary, the Agent or its representatives, may, if requested by any governmental, regulatory or self-regulatory agency or authority having jurisdiction over such entity, disclose such confidential information without notice to or consent from the Trust or the Manager.

25.            Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“Applicable Time” means (i) each Representation Date and (ii) the time of each sale of any Placement Units pursuant to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Placement Units that (1) is required to be filed with the Commission by the Trust, (2) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission, or (3) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Placement Units or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Trust’s records pursuant to Rule 433(g) under the Rules and Regulations.

 All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Registration Statement or the Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the Prospectuses, as the case may be.

All references in this Agreement to the Registration Statement, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to EDGAR; all references in this Agreement to any Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectuses that, pursuant to Rule 433, are not required to be filed with the Commission) shall be deemed to include the copy thereof filed with the Commission pursuant to EDGAR; and all references in this Agreement to “supplements” to the Prospectuses shall include, without limitation, any supplements, “wrappers” or similar materials prepared in connection with any offering, sale or private placement of any Placement Units by the Agent outside of the United States.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding among the Trust, the Manager and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Trust, the Manager and the Agent.

Very truly yours,

SPROTT PHYSICAL GOLD TRUST

By its manager, Sprott Asset Management LP

By its general partner, Sprott Asset Management GP Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Chief Compliance Officer and Secretary

SPROTT ASSET MANAGEMENT LP

By its general partner, Sprott Asset Management GP Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Chief Compliance Officer and Secretary

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Jeffrey Lumby
Name: Jeffrey Lumby
Title: Senior Managing Director

SCHEDULE 1

__________________________

FORM OF PLACEMENT NOTICE

__________________________

From:	Sprott Physical Gold Trust, by its manager, Sprott Asset Management LP, by its general partner, Sprott Asset Management GP Inc.

To:	Cantor Fitzgerald & Co. Attention: [•]

Subject:	Placement Notice

Date:	[•], 201[•]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among Sprott Physical Gold Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”) and managed by Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), and Cantor Fitzgerald & Co. (the “Agent”), dated May 6, 2016, the Manager, on behalf of the Trust, hereby requests that the Agent sell up to [•] of the Trust’s units at a minimum market price of US$[•] per unit, during the time period beginning [month, day, time] and ending [month, day, time].

SCHEDULE 2

__________________________

Compensation

__________________________

The Trust shall pay to the Agent in cash, upon each sale of Placement Units pursuant to this Agreement, an amount equal to up to 3.0% of the aggregate gross proceeds from each sale of Placement Units.

SCHEDULE 3

__________________________

Notice Parties

__________________________

The Manager

James Fox (jfox@sprott.com)

John Wilson (jwilson@sprott.com)

Kirstin McTaggart (kmctaggart@sprott.com)

The Agent

Jeffrey Lumby (jlumby@cantor.com)

Joshua Feldman (jfeldman@cantor.com)

Graham Moylan (gmoylan@cantor.com)

With copies to:

CFControlledEquityOffering@cantor.com

Exhibit 1

Permitted Free Writing Prospectus

None.